Mail Stop 3561

      November 2, 2005

James E. Minarik
President and Chief Executive Officer
Directed Electronics, Inc.
1 Viper Way
Vista, California 92081

	Re: 	Directed Electronics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
      Filed October 17, 2005
		File No. 333-127823

Dear Mr. Minarik:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1
1. We note your response to comment 1 of our comment letter dated September 22, 2005. We reissue the comment as it applies to the sections entitled "Our Competitive Strengths" and "Our Strategy." This information is more appropriately discussed in the complete business section. Please revise.





Our Business, page 1
2. We note your response to comment 4 of our letter dated
September
22, 2005; however, we note that you continue to state that you "have increased revenue consistently every year for the last 15 years." Please revise to omit or balance this disclosure with net income trends for the past 15 years.
3. We note the information you provided in response to comment 5 of our letter dated September 22, 2005. It is unclear how the information you provided supports your statement referenced in the first bullet point that you are the "largest designer and marketer of consumer branded vehicle security and convenience systems."
Please
revise or provide additional support.
4. We note your response to comment 5 of our letter dated
September
22, 2005. We note that the information you provide indicates that James E. Minarik is a member of the Board of Industry Leaders for the
Consumer Electronics Association and a governor in the Electronic Industries Alliance. However, it is unclear how this information supports the statement that James E. Minarik is widely recognized for his industry leadership. Please omit the statement, or revise to describe his positions in the CEA and EIA.
5. We note your response to comment 6 of our letter dated
September
22, 2005. We reissue that part of our comment asking you to disclose in the prospectus how you are a "leader" or the "largest designer and marketer." For example, it appears that you are measuring leadership in terms of market share and sales revenue and that you are relying on the report by Bobit Business Media. Please also tell us whether this Bobit report was prepared specifically for you. If so, tell why you have not named the preparer as an expert and included a consent pursuant to Rule 436. In addition, we note that you have obtained a consent from Consumer Electronics Association. Please tell us why you have not filed this consent and named Consumer Electronics Association as an expert.

Risk Factors, page 3
6. Please note that the meaning of terms in the summary must be clear from their context. Please revise to disclose the risks that you are referring to, rather than cross-referencing to the risk factors section.






Industry, page 48
7. We note that you provided crime data in connection with your statement that "[i]n 2003, content theft from vehicles amounted to approximately $1.6 billion in the United States;" however, we were unable to locate support for this statement in Exhibit F. Please revise or advise us.

Executive Compensation, page 71
8. We note your response to comment 20 of our letter dated
September
22, 2005. Please revise to include the 2005 compensation in the table, rather than in a footnote.

Certain Relationships and Related Party Transactions, page 76
9. We note your responses to comments 28 and 41 of our letter dated
September 22, 2005 and that employees purchased the convertible promissory notes. Please tell us whether any current or former members of management were among these purchasers, and if so, describe these transactions in the prospectus.

Sale Bonus Agreements, page 76
10. We note your response to comment 21 of our letter dated
September
22, 2005. Please quantify the cash and stock that each named executive will receive. In addition, we note that you have only filed the sale bonus agreement for Mr. Minarik. Please file each of the sale bonus agreements that were entered into with related parties.

Associate Equity Gain Program, page 76
11. We note that you have revised your disclosure regarding the associate equity gain program. Previously, you disclosed that executive officers were included in the associate equity gain program and that executives would be paid a separate termination fee in connection with this program. In your current disclosure, you state that none of your executives are participants. Please explain this discrepancy and revise your disclosure to describe the associate equity gain program before and after this offering and any termination payments on an individual basis.

Principal and Selling Stockholders, page 78
12. We note your responses to comments 23 and 24 of our letter dated
September 22, 2005. Please disclose that none of the selling stockholders are broker-dealers, as indicated in your response. Please also revise footnote (4) to disclose the affiliation with a broker-dealer and name the registered broker-dealer.

Description of Capital Stock, page 80

Common Stock, page 80
13. We note your response to comment 25 of our letter dated
September
22, 2005. We note that holders of Class A and B common stock were entitled to dividends. Please tell us whether you intend to pay any dividends in connection with the conversion or in connection with this offering.

Note 1. The Company and Business Activities, page F-7
14. We have reviewed your response to comment 33 of our letter dated
September 22, 2005. Please explain why you subtracted net income attributable to participating security holders from net income in applying the if-converted method to calculate basic earnings per share. Ensure your response is clear in terms of what "net income attributable to participating security holders" represents. See paragraphs 26 and 61 of SFAS 128. Also, please revise your disclosures in note 4 to clarify that both outstanding warrants and employee-owned shares subject to repurchase rights are treated as outstanding shares of common stock for purposes of basic earnings per share because the holders of these instruments participate in earnings with common shareholders.

Note 3.  Summary of Significant Accounting Policies, page F-11

Business Segment Disclosures, page F-15
15. We have reviewed your response to comment 35 of our letter dated
September 22, 2005.  Please tell us in more detail how you
determined
that the security and entertainment and satellite radio areas of your
business do not represent separate operating segments under
paragraph
10 of SFAS 131.  In this regard, based on your disclosures on page
31
of the Form S-1, it appears that discrete financial information is tracked for each of these areas, at least down to the operating margin level. Since such discrete financial information is available, we presume it is used by your chief operating decision maker to assess performance and make decisions about resource allocations. If you believe there are specific facts and circumstances which would overcome this presumption, please advise us in detail as to the basis for your position. In responding to our comment, it would be helpful if you provide us a copy of your most recent monthly financial review packages provided to the chief operating decision maker as well as the board of directors.
Please also tell us more about why you believe your presentation of only one reportable segment is consistent with the objectives set forth in paragraph 3 of SFAS 131. In this regard, we understand based on your disclosures throughout MD&A that sales of satellite radio related products and services are growing more significantly than sales of security and entertainment products. We also understand that sales of satellite related products generate comparatively lower gross margins than your historical security and entertainment sales. Because satellite radio sales appear to be a growth engine of your business, we believe it would be beneficial if readers were informed of the extent to which your gross and operating margins differ between your security and entertainment sales and your satellite radio sales.
16. We have reviewed your response to comment 36 of our letter dated
September 22, 2005 and we believe that you should disclose gross sales information for each of your five main product groups, pursuant to paragraph 37 of SFAS 131. We do not believe the impracticability of providing net sales information by product group means that you should not report gross revenues from external customers for each product group. We also find your footnote disclosure of gross sales of satellite radio products and security and entertainment products to be inconsistent with your response to our comment where you indicate that you will disclose net sales information for these two product groups. Please explain this apparent inconsistency.

Note 12.  Notes Payable to Shareholders, page F-25
17. Regarding your accounting for convertible instruments issued as paid-in-kind (PIK) interest, where the original convertible instrument to which the PIK issuance relates was issued before the effective date of EITF 00-27, please tell us in more detail how you determined that the commitment date of the original convertible instrument was also the commitment date for the additional convertible instruments that would potentially be issued as PIK interest in future periods. Refer to the definition of commitment date in footnote 1 to EITF 98-5, which indicates that the commitment date is the date when the investor has committed to purchase the convertible securities. It does not appear to us that on the commitment date of the original convertible instrument, the investor was also committed to accept interest payments in additional convertible instruments. Rather, the investor retained the right to decide, in future periods, whether to elect payment in cash or in additional convertible securities. Thus, it would appear that under the guidance in EITF 98-5 and Issue 10 of EITF 00-27 alike, the commitment date for the convertible instruments issued as PIK interest would be later than the commitment date of the original convertible instrument to which the PIK issuance relates. If, after reevaluating the guidance, you now believe a revision to your financial statements is required, please advise.

Note 13. Shareholders` Equity, page F-25
18. We have reviewed your response to comment 41 of our letter dated
September 22, 2005. Please provide additional clarification regarding the basis in GAAP for your accounting. In doing so, please describe in more detail the material terms of the repurchase features of both the Class A shares and convertible promissory notes sold to employees. Please be clear in terms of whether each of the repurchase rights represents a call option of the company, a put option of the employee, or both. Also, clarify whether each of the respective repurchase features represents an active right of the holder, or whether the repurchase feature is contingent on some event. Describe in more detail the specifics of the transactions, such as the transaction dates and issuance proceeds for both the stock and convertible debt sales to employees. Also help us understand the business reasons for including the repurchase features in these instruments.

Additionally, please revise your explanation of the basis in GAAP for your accounting to tell us why you believe each of the pieces of authoritative guidance you reference are applicable in light of the nature and terms of the repurchase rights/obligations. Also, clarify how you applied the applicable literature. For example, in subsection B. of your response, you indicate that you considered and applied the guidance in paragraphs 71(b) and 74 of FIN 44 and Issue
23(d) of EITF 00-23. However, it is unclear how you determined that your employees made a substantial investment as described in paragraph 74 of FIN 44, given that the call price on the grant date would be equal to the consideration paid by the employees plus 8% interest. If no interest premium would be applicable upon repurchase at the grant date, your response should be clear in this regard. It is likewise unclear how you have applied Issue 23(d) of EITF 00-23, as you have provided no discussion regarding the applicability of this issue to your facts and circumstances. Additionally, in subsection C. of your response, you indicate that you considered and applied the guidance in Issue 33(a) of EITF 00-23. Please explain to us in more detail how Issue 33(a) of EITF 00-23 applies to your facts and circumstances, as this is not clear from your current response.
In this regard, it appears that Issue 33(a) applies to situations where the call provision is effectively a forfeiture provision because the employer can buy back the shares at the end of the original vesting period of the award, and pay no more than the price the employee paid. Whereas in this case, the securities at issue are vested upon issuance and the strike price for the call option is the lower of fair value or the original purchase price plus 8% interest.
If you believe this issue is somehow applicable by analogy, please tell us in more detail how you arrived at this conclusion. Also, explain why you believe that application of Issue 33(a) would result in your recording no compensation expense until the IPO date, rather than recording compensation expense prior to the IPO date based on an assumption of the number of shares to be forfeited, and then truing up this compensation expense upon IPO.

Unaudited Pro Forma Financial Data, page P-1

Note (a), page P-2
19. We reviewed your response to comment 47 of our letter dated September 22, 2005. As previously requested, please tell us in detail and disclose why, in calculating pro forma interest expense, you use interest rates in effect at the time of the transaction rather than current interest rates. Also, disclose the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements. Additionally, please clarify the apparent inconsistency between the statement in your response letter that your current interest rates are based upon the LIBOR rate at the time of the transaction plus the applicable interest rate spread, and your disclosure in Note 11, where you state that your current interest rate equals the current LIBOR rate plus the applicable interest rate spread.



*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.














      You may contact Sarah Goldberg at (202) 551-3340 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Howard
Baik at (202) 551-3317, Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3750 with any other questions.

      							Sincerely,



								H. Christopher Owings
								Assistant Director


cc:	Bruce E. Macdonough, Esq.
	Brian H. Blaney, Esq.
	Greenberg Traurig, LLP
	Fax:  (602) 445-8100

??

??

??

??

James E. Minarik
Directed Electronics, Inc.
November 2, 2005
Page 1